October 4, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mark Wojciechowski
Karl Hiller

Re:	Permex Petroleum Corp.
Form 10-K for Fiscal Year Ended September 30, 2023
Filed July 29, 2024 (the “2023 Form 10-K”)
Comment letter dated September 13, 2024
File No. 001-41558

Dear Messrs. Wojciechowski and Hiller:

This letter sets forth responses on behalf of Permex Petroleum Corp. (the “Company”) to comments contained in the letter dated September 13, 2024, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Bradley Taillon, Chief Executive Officer of the Company.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized.

Form 10-K for the Fiscal Year Ended September 30, 2023

General

1. We note that you have not filed interim reports on Form 10-Q for the first, second and third quarters of your 2024 fiscal year. We further note that you have not provided notifications of late filing for either the first or second quarter reports and that within the notification provided for the third quarter report you attribute the delay to the independent accountant “...needing additional time to complete its documentation and review.”

Please explain to us the arrangement that you have with the independent accountant to complete the reviews of the interim financial statements, including the dates of the engagements covering each quarter, and details regarding the nature and extent of any review work performed by the firm, the dates this work was completed, and a description of any work yet to be completed and the periods to which such work pertains.

October 4, 2024

Tell us the specific reasons that the reviews were not completed prior to the due dates for each of the interim reports, as may encompass availability of company personnel, access to your accounting records, or payments due to the independent accountant for services.

Please comply with your reporting obligations under Rule13a-13 of Regulation 13A without further delay. Please also file the notifications that are required by Rule 12b-25 of Regulation 12B, to include substantive and reasonably complete details regarding the reasons for the late filings and the dates that you expect the filings will be made.

RESPONSE:

Permex Petroleum corporation (the “Company”) was unable to file each of the Company’s Quarterly Reports on Form 10-Q for the quarters ended December 31, 2023, March 31, 2024 and June 30, 2024 (collectively the “Quarterly Reports”) within the applicable prescribed time periods due to the Company not filing its Form 10-K for the year ended September 30, 2023 (the “Form 10-K”) until July 29, 2024. Accordingly, until completion of the filing of Form 10-K, the Company was not able to compile all of the necessary information to complete the preparation of its unaudited financial statements to be included in each of the Quarterly Reports as of the date that each such Quarterly Report was required to be filed. The Company was also unable to file each of the Quarterly Reports within the applicable 5-day extension period afforded by Rule 12b-25 under the Securities Exchange Act of 1934, as amended, for the reason stated above. Subsequent to the filing of the Form 10-K, the review of each of the Quarterly Reports by the Company’s auditor was delayed primarily due to the Company having insufficient funds to be able to pay the auditor the fees incurred in connection with the audit of the Form 10-K. The Company currently expects to file each of the Quarterly Reports by October 10, 2024, although no assurance can be given to that timeframe.

Marcum LLP (“Marcum”) is currently engaged as the Company’s independent auditor and is currently actively working on the non-audit review of each of the Quarterly Reports. Each of the Company and Marcum executed an engagement letter dated October 18, 2023, which provided that Marcum was to audit the Company’s financial statements for the year ended September 30, 2023, as well as provide a non-audit review of each of the Company’s interim financial statements to be included with the Quarterly Reports. Marcum executed an engagement letter with the Company on October 4, 2024, to audit the Company’s financial statements for the year ended September 30, 2024.

In connection with the filing of the Company’s Form 10-K on July 29, 2024, on August 1, 2024, Marcum began preliminary work on the non-audit review of the Company’s interim financial statements for the three months ended December 31, 2023 and the six months ended March 31, 2024, and on August 22, 2024 began to review the Company’s interim financial statements for the nine months ended June 30, 2024. Marcum is currently reviewing simultaneously all of the Company’s interim financial statements to be included with the Quarterly Reports. Although Marcum’s preliminary work on the non-audit review started on August 1, 2024, their process required multiple rounds of information gathering from the Company, and Marcum did not receive all of the required information from the Company until August 29, 2024. Further, the non-audit review of the Quarterly Reports was slowed by the fact that the Company lacked sufficient funds to be able to pay Marcum the fees Marcum incurred in connection with the audit of the Company’s Form 10-K. However, during September 2024, the Company was able to raise additional funds to fund its operations, including funds to be applied to payments to Marcum for their non-audit review of the Quarterly Reports. On September 27, 2024, Marcum received sufficient payments from the Company to complete its non-audit review of each of the Quarterly Reports.

October 4, 2024

Marcum is currently in the process of performing its review of each of the Quarterly Reports under Public Company Account Oversight Board (PCAOB) standards and Marcum currently estimates that their non-audit review should be completed for each of the Quarterly Reports by October 10, 2024, but no assurance can be given to that timeframe.

2. We note your disclosure on page 37 explaining that in addition to appointing a new CEO on June 27, 2024 you announced, “As a part of Permex’s strategic reconstitution and expansion of the Board,” the resignations of six directors. However, you do not provide details of the initiative or explain how the departure of six directors correlates with expansion of the Board. Please reconcile the date of the announcement and the circumstances described with the information provided in the associated current reports that you filed on Form 8-K. For example, the June 18, 2024 report indicates that four of the six directors resigned immediately and in concert on June 12, 2024, each citing personal reasons; while the June 26, 2024 report indicates the other two directors also resigned immediately and in concert on June 20, 2024, also for personal reasons.

Tell us how having six directors resign for personal reasons is considered to be part of the “strategic reconstitution and expansion” initiative that you mention and explain to us when, how, and by whom the initiative was formulated and approved. If you have previously disclosed the initiative, identify the specific filing where that disclosure appears. Submit a complete description of the initiative along with your response, supplemented as necessary (i) to clarify the reasons it would entail replacing the entire six member Board, and (ii) to describe the specific plans for expansion of the Board, including the timeframe, mechanisms involved, and rationale.

With regard to the current reports referenced above, explain to us more clearly the circumstances attendant to the resignations, and provide us with the analyses that you performed in concluding that no disclosures were required pursuant to Item 5.02(a) of Form 8-K, due to disagreements on any matter relating to your operations, policies or practices. Please clarify whether each of the directors were aware that their resignations were part of the strategic reconstitution and expansion initiative, and provide us with all written correspondence that was provided by each of the former Directors concerning the circumstances surrounding his or her resignation.

RESPONSE:

The Company acknowledges that the resignations of six directors from the Company’s Board of Directors was not part of a “strategic reconstitution and expansion” initiative and that the disclosure of such initiative on page 37 of the Company’s Form 10-K for fiscal year ended September 30, 2023 was not accurate, as no such initiative was either formulated or approved. The Company intends to address this inaccurate disclosure by adding the following note to each of the Quarterly Report:

October 4, 2024

“On June 18, 2024, the Company announced the appointment of Brad Taillon, the Company’s President and Chief Executive Officer, as a director, and that each of Melissa Folz, Barry Whelan, James Perry Bryan and Mehran Ehsan had resigned from the Company’s Board of Directors for personal reasons. Subsequently, on June 26, 2024, the Company announced that each of John Lendrum, and Douglas Urch resigned from the Company’s Board of Directors for personal reasons and on August 27, 2024, the Company announced that Richard Little and Kevin Nanke had been appointed to serve as directors on the Company’s Board of Directors. These changes to the Company’s Board of Directors were a result of resignations by the then current directors for personal reasons, including the time commitment associated with serving as a director on the Company’s Board of Directors, and were not part of any strategic reconstitution and expansion initiative, as previously disclosed by the Company.”

Regarding the specific reasons for the resignations of each of the six directors from the Company’s Board of Directors, each such former director provided to the remaining director(s) the specific reasons for their respective resignations, which in each case did not include a disagreement with the Company on any matter relating to the Company’s operations, policies or practices. These communications have been provided separately by the Company to the Commission. Due to these communications, the Company’s management concluded that no disclosures were required pursuant to Item 5.02(a) of Form 8-K, due to disagreements on any matter relating to the Company’s operations, policies or practices.

* * *

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Andrew Bond of Sheppard, Mullin, Richter & Hampton LLP at (310) 228-6155 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Bradley Taillon
Bradley Taillon
Chief Executive Offier

cc: Andrew Bond, Esq.